UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the months of September 2025

Commission File Number: 001-41425

金太阳科技集团有限公司

(Translation of registrant’s name into English)

Golden Sun Technology Group Limited

Room 503, Building C2, No. 1599

Xinjinqiao Road, Pudong New Area

Shanghai, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Other Information

On September 25, 2025, Golden Sun Technology Group Limited (the “Company”) conducted an extraordinary general meeting of Class A shareholders (the “EGM”), followed by its 2025 annual general meeting of all shareholders (the “AGM”). Both the EGM and the AGM were conducted in person at the Company’s offices in Shanghai, China.

The EGM

The number of Class A ordinary shares of the Company entitled to vote at the EGM was 1,748,045 Class A ordinary shares outstanding as of the August 5, 2025, the record date for the EGM (the “EGM Voting Shares”). No other shares of the Company’s capital stock were entitled to vote at the EGM.

The number of EGM Voting Shares present or represented by valid proxy at the EGM was 799,635 EGM Voting Shares, constituting a quorum. Each holder of Class A ordinary share is entitled to one vote for each Class A ordinary share held. At the EGM, the Company’s shareholders adopted both proposals presented at the EGM for voting, which included:

(i)	to pass the following special resolution: “It is resolved as a special resolution in accordance with Article 2.8 of the Company’s current articles of association, that the variation of the rights attaching to Class A ordinary shares of par value US$0.005 each resulting from the number of votes holders of Class B ordinary shares of par value US$0.005 each are entitled to cast on a poll being increased from 5 votes to 50 votes for each Class B ordinary share they hold is approved (the “Class B Variation”); and

(ii)	to approve, as an ordinary resolution, to adjourn the EGM (as defined in the proxy statement) to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposal or any proposal to be presented at the AGM (as defined in the proxy statement) (the “EGM Adjournment”).

The following is a tabulation of the voting on the proposals presented at the EGM:

EGM Proposal No. 1 – Class B Variation

The proposal to adopt the Class B Variation as a special resolution was approved. The voting results were as follows:

Class A Shares Voted For	Class A Shares Voted Against	Class A Shares Abstaining
774,584	25,050	1

EGM Proposal No. 2 – EGM Adjournment

The proposal to adopt the EGM Adjournment as an ordinary resolution was approved, although the EGM was not adjourned because there were sufficient votes to approve EGM Proposal No. 1. The voting results were as follows:

Class A Shares Voted For	Class A Shares Voted Against	Class A Shares Abstaining
563,548	25,179	1

The AGM

The number of (i) Class A ordinary shares of the Company entitled to vote at the AGM was 1,748,045 Class A ordinary shares outstanding and the number of (ii) Class B ordinary shares of the Company entitled to vote at the AGM was 403,000 Class B ordinary shares outstanding, respectively, as of the August 5, 2025, the record date for the AGM (the “AGM Voting Shares”). No other shares of the Company’s capital stock were entitled to vote at the AGM.

The number of shares of AGM Voting Shares present or represented by valid proxy at the AGM was 1,198,324 AGM Voting Shares, constituting a quorum. Each holder of Class A ordinary shares is entitled to one vote for each Class A ordinary share held and each holder of Class B ordinary shares is entitled to five votes for each Class B ordinary share held. Accordingly, the AGM Voting Shares represents an aggregate voting power of 2,810,324 ordinary shares. At the AGM, the Company’s shareholders adopted all eight proposals presented at the AGM for voting, which included:

(i)	to approve, as an ordinary resolution, the re-election of each of the seven directors named in the proxy statement as a director of the Company to hold office until the next annual general meeting, or until each successor is duly elected and qualified (the “Re-election of Directors”);

(ii)	to approve, as an ordinary resolution, the ratification of the re-appointment of AssentSure PAC as the Company’s independent registered public accounting firm for the fiscal year ended September 30, 2025 (the “Ratification of Auditor Appointment”);

(iii)	to pass the following special resolution: “It is resolved as a special resolution that the Company change its name in English from ‘Golden Sun Health Technology Group Limited’ to ‘Golden Sun Technology Group Limited’ and change its dual foreign name from ’金太阳健康科技集团有限公司’ to ’金太阳科技集团有限公司’, with immediate effect” (the “Name Change”);

(iv)	to pass the following special resolution: “It is resolved as a special resolution that, subject to and immediately upon the effectiveness of the Name Change, the Company adopt amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Name Change” (the “Amended M&A Adoption with respect to Name Change”);

(v)	to pass the following special resolution: “It is resolved as a special resolution that, subject to the Company receiving consent to the Class B Variation (as defined in the proxy statement) from Class A and Class B shareholders in accordance with Article 2.8 of the Company’s current articles of association, the Company adopt the amended and restated articles of association in the form annexed to the proxy statement in substitution for, and to the exclusion of, the Company’s existing articles of association, to, amongst other things, reflect the Class B Variation (as defined in the proxy statement)” (the “Amended Articles Adoption with respect to Class B Variation”);

(vi)	to approve, as an ordinary resolution that, with immediate effect, the authorized share capital of the Company be increased from US$50,000 divided into 9,000,000 Class A ordinary shares with a par value of US$0.005 each and 1,000,000 Class B ordinary shares with a par value of US$0.005 each to US$1,000,000 divided into 180,000,000 Class A ordinary shares with a par value of US$0.005 each and 20,000,000 Class B ordinary shares with a par value of US$0.005 each (the “Share Capital Increase”);

(vii)	to pass the following special resolution: “It is resolved as a special resolution that, subject to the Share Capital Increase being approved and effected, the Company adopt amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase” (the “Amended MoA Adoption with respect to Share Capital Increase”); and

(viii)	to approve, as an ordinary resolution, to adjourn the AGM (as defined in the proxy statement) to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the AGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the EGM (as defined in the proxy statement) of the holders of Class A ordinary shares of the Company (the “AGM Adjournment”).

The following is a tabulation of the voting on the proposals presented at the AGM:

AGM Proposal No. 1 – Re-election of Directors

Xueyuan Weng, Peilin Ji, Liming Xu, Xiao Jin, Zhenghua Yu, Xijing Xu and Yidong Hao, were each elected as a director to serve for a one-year term that expires at the Company’s 2026 Annual General Meeting of Shareholders or until a successor is elected and qualified or until her or his earlier death, incapacity, removal or resignation. The voting results were as follows:

Nominee	Voting Power Voted For	Voting Power Voted Against	Voting Power Withheld
Xueyuan Weng	2,802,640	4,989	1
Peilin Ji	2,802,640	4,989	1
Liming Xu	2,802,640	4,989	1
Xiao Jin	2,802,640	4,989	1
Zhenghua Yu	2,802,640	4,989	1
Xijing Xu	2,802,640	4,989	1
Yidong Hao	2,802,083	5,546	1

AGM Proposal No. 2 – Ratification of Auditor Appointment

The proposal to adopt the Ratification of Auditor Appointment as an ordinary resolution was approved. The voting results were as follows:

Voting Power Voted For	Voting Power Voted Against	Voting Power Abstaining
2,803,840	2,685	1,105

AGM Proposal No. 3 – Name Change

The proposal to adopt the Name Change as a special resolution was approved. The voting results were as follows:

Voting Power Voted For	Voting Power Voted Against	Voting Power Abstaining
2,804,945	2,685	0

AGM Proposal No. 4 – Amended M&A Adoption with respect to Name Change

The proposal to adopt the Amended M&A Adoption with respect to Name Change as a special resolution was approved. The voting results were as follows:

Voting Power Voted For	Voting Power Voted Against	Voting Power Abstaining
2,804,936	5,370	18

AGM Proposal No. 5 – Amended Articles Adoption with respect to Class B Variation

The proposal to adopt the Amended Articles Adoption with respect to Class B Variation as a special resolution was approved. The voting results were as follows:

Voting Power Voted For	Voting Power Voted Against	Voting Power Abstaining
2,782,268	25,354	8

AGM Proposal No. 6 – Share Capital Increase

The proposal to adopt the Share Capital Increase with respect to Class B Variation as an ordinary resolution was approved. The voting results were as follows:

Voting Power Voted For	Voting Power Voted Against	Voting Power Abstaining
2,802,369	5,257	4

AGM Proposal No. 7 – Amended MoA Adoption with respect to Share Capital Increase

The proposal to adopt the Amended MoA Adoption with respect to Share Capital Increase as a special resolution was approved. The voting results were as follows:

Voting Power Voted For	Voting Power Voted Against	Voting Power Abstaining
2,802,369	5,249	12

AGM Proposal No. 8 – AGM Adjournment

The proposal to adopt the AGM Adjournment as an ordinary resolution was approved, although the AGM was not adjourned because there were sufficient votes to approve all other AGM Proposals. The voting results were as follows:

Voting Power Voted For	Voting Power Voted Against	Voting Power Abstaining
2,781,066	26,551	13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Sun Technology Group Limited

By:	/s/ Xueyuan Weng
	Name:	Xueyuan Weng
	Title:	Chief Executive Officer

Date: September 30, 2025